UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Closing of Convertible Notes Private Placement

As previously disclosed, on May 6, 2025, NFT Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated investors identified therein (the “Investors”), pursuant to which the Company will issue unsecured promissory notes in the aggregate original principal amount of $20,000,000.00 (the “Notes”), convertible into Class A ordinary shares, $0.005 par value per share, of the Company (the “Ordinary Shares”), at a conversion price per share of $$2.1614, for $20,000,000.00 in aggregate gross proceeds (the “Note Offering”).

The Note Offering closed on May 16, 2025, upon the satisfaction or waiver of all closing conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2025

NFT LIMITED

By:	/s/ Kuangtao Wang
Name: Title:	Kuangtao Wang Chief Executive Officer

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